

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
121 Gamma Drive
Pittsburgh, Pennsylvania 15238

> **Re: Mine Safety Appliances Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your letter dated July 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page

Note 19 – Contingencies, page 58

1.   We note from your response to our prior comment 1 that substantially all of the $91.7 million of insurance receivables at December 31, 2009 related to amounts in litigation and see that you believe you overcame the rebuttable presumption noted in FASB ASC 410-30-35 based primarily on your documentation of the claims, your past history of collection and the conclusion of legal counsel. Please respond to the following:

- Please tell us when you recognized the related losses in the financial statements and tell us how you accounted for those losses,

- Please further clarify for us the nature of the claims that are in dispute,

- It appears from your response that your insurance carriers stopped paying your defense and settlement costs beginning in late 2004. If so, please clarify how you were able to conclude that collection of the amounts in dispute is probable given the length of time that the claims have been in dispute,

- With regards to your history of collection of similar claims, please provide us with the nature of those claims, how they differ, and how they are similar to the claims that have not been paid, and the period over which you collected these claims,

- Please clarify for us why you have recorded certain receivables as short term and others as long term. Tell us when you anticipate collection of each and the basis for your conclusions.

- With regards to the March 2010 settlement of a legal dispute with one of the insurance carriers, please tell us the nature of that particular legal dispute and how much related to the receivable that was recorded at December 31, 2009.

        You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3212.

                                                Sincerely,

                                                Jeff Jaramillo
                                                Accounting Branch Chief